Filed Pursuant to Rule 424(b)(2)

 Registration No. 333-223799

Prospectus Supplement No. 2

(To Prospectus dated May 17, 2018 and

Prospectus Supplement dated February 10, 2021)

BRAEMAR HOTELS & RESORTS INC.

250,000 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 250,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of approximately $5.52 per share, pursuant to our previously announced Standby Equity Distribution Agreement dated February 4, 2021 with YA (the “SEDA”). The total purchase price and proceeds we will receive from the sale of the shares is $1,381,175. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to 7,780,786 shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA on or about May 4, 2021.

In addition to our issuance of common shares to YA pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Though we have been advised by YA, and YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Our common stock is listed on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol “BHR.”

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read carefully the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-5 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 4, 2021.

THE OFFERING

Securities Offered	250,000 shares of common stock of Braemar Hotels & Resorts Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution Agreement dated February 4, 2021

Purchase price	Approximately $5.52 per share

Proceeds	$1,381,175

Use of Proceeds	We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt and investment and acquisition activities

Symbol for our common stock on the New York Stock Exchange	“BHR”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.